

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2013

Via E-mail
Mr. Art Agolli
Chief Executive Officer
Petrosonic Energy, Inc.
914 Westwood Boulevard, No. 545
Los Angeles, CA 90024

> **Re:** **Petrosonic Energy, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 26, 2013**
> **File No. 333-186580**
> **Amendment No. 4 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2012**
> **Filed November 26, 2013**
> **File No. 000-53881**

Dear Mr. Agolli:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

With respect to the comments relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated November 5, 2013 and we partially reissue the comment. Please revise to address the material advertising and

promotion expenses during the period ended June 30, 2013 in the Investor Relations, Advertising and Promotions section on page 18.

Part II
Information Not Required in the Prospectus

Recent Sales of Unregistered Securities, page 58

2. We note your revised disclosure in response to comment 4 of our letter dated November 5, 2013 and we reissue the comment. In this regard, we are unable to locate disclosure related to the company's March 1, 2013 and March 25, 2013 issuance of 707,405 shares to holder of convertible debentures. Please revise to provide Regulation S-K Item 701 disclosure as applicable or advise why disclosure is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6027 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc:     Kevin Friedmann, Esq.
        Richardson & Patel LLP